 EXHIBIT 99.2

Bezeq The Israel Telecommunication Corporation Ltd.

(“the Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Supplementary Report - Class Action

Further to the Company’s immediate report of December 12, 2016, regarding a claim together with a class action certification motion in an estimated NIS 160 million, which had been filed with the Central District Court against the Company in connection with support and/or warranty services as part of Internet infrastructure use, supplementary notification is hereby provided that on March 26, 2017, the court decided to strike out the claim in light of the existence of an earlier class action certification motion whose subject matter is similar to that of the struck claim.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.